September 14, 2012

Via Edgar

Mr. Kevin L. Vaughn

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington D.C., 20549-0305

U.S.A.

Re:	Kyocera Corporation
Form 20-F for the Fiscal Year ended March 31, 2012
Filed June 29, 2012
File No. 001-07952

Dear Mr. Vaughn:

In response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated August 20, 2012, with respect to Form 20-F of Kyocera Corporation (“Kyocera”) for the year ended March 31, 2012, we provide the following responses. For your convenience, we have included below the text of each of the Staff’s comments and have set forth our response below such text.

Form 20-F for the Fiscal Year ended March 31, 2012

Item 5. Operating and Financial Review and Prospects, page 31

B. Liquidity and Capital Resources, page 56

1.	We note your disclosures on page F-57 that you have undistributed earnings related to your foreign subsidiaries that you intend to indefinitely reinvest. To the extent such amounts could be considered material to an understanding of your liquidity and capital resources in future periods, such as repayments of your outstanding debt, please revise your future filings to disclose the amounts of the cash and investment amounts held by your foreign subsidiaries that would not be available for use in Japan. Please further provide a discussion of any known trends, demands or uncertainties as a result of this policy that are reasonably likely to have a material effect on the business as a whole or that may be relevant to your financial flexibility. Refer to Item 5(B)(1)(a)-(b) of Form 20-F and SEC Interpretive Release No. 34-48960 (December 19, 2003).

Response:

In future filings, we will revise our analysis of liquidity and capital resources to disclose the amounts of the cash and investment amounts held by our foreign subsidiaries that would not be available for use in Japan, and provide a discussion of any known trends, demands or uncertainties as a result of our policy that are reasonably likely to have a material effect on the business as a whole or that may be relevant to our financial flexibility.

Item 18. Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-8

Note 14. Commitments and Contingencies, page F-50

2.	We note that the EPA issued AVX a Unilateral Administrative Order on April 18, 2012 and that you determined that it was probable and reasonably estimable that AVX will incur costs within a range of approximately ¥7,900 million (approximately $100 million) to ¥59,860 million ($730 million), with no amount within that range representing a more likely outcome. We also note that you accrued a liability for this contingency based on the low end of the aforementioned range as of March 31, 2012. Additionally, we note from your Form 6-K filed on August 1, 2012 that you accrued ¥21,300 million ($266 million) of additional costs for the three months ended June 30, 2012 related to this matter. Please explain to us in more detail how you determined the amount to accrue for this matter as of March 31, 2012. Refer to the guidance in 450-20 of the FASB Accounting Standards Codification.

Response:

Please find below additional details as to how we determined the amount to accrue for this matter.

Background

In December 1983, the United States and the Commonwealth of Massachusetts (the “Governments”) each filed suit against six defendants, including AVX Corporation (“AVX”), in actions entitled United States of America v. AVX Corporation, and others, U.S.D.C. Mass. C.A. No. 83-3882-Y and Commonwealth of Massachusetts v. AVX Corporation, and others, U.S.D.C. Mass. C.A. No. 83-3899-Y (the “NBH Litigation”) relating to the presence of hazardous substances in the New Bedford Harbor in New Bedford, Massachusetts (the “Harbor”). The NBH Litigation arose in connection with work being conducted by the Environmental Protection Agency (“EPA”) with respect to the remediation of contamination in the Harbor.

AVX’s involvement in the NBH Litigation stems from capacitor manufacturing operations conducted by its alleged corporate predecessor, Aerovox Corporation, in a manufacturing facility near the Harbor (the “Aerovox Plant”), from 1938 until January 1973. In the NBH Litigation, the Governments alleged contamination of the Harbor from polychlorinated biphenyls (“PCBs”) and other hazardous substances allegedly originating from the Aerovox Plant (among other sources), and sought damages against AVX (under theories of successor liability) and the other named defendants for injury to natural resources, recovery of past and future costs of governmental response actions, and injunctive relief under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (“CERCLA” or “Superfund”); the Massachusetts Oil and Hazardous Materials Release Prevention and Response Act (“Chapter 21E”), the Massachusetts Superfund counterpart; the Resource Conservation and Recovery Act of 1976; and several other environmental statutes. Such statutes potentially permit the recovery of damages under theories of joint and several strict liability, meaning that each defendant allegedly contributing to the contamination can be liable for all damages, independent of negligence or fault.

AVX signed a consent decree with the Governments in 1991 (the “AVX Consent Decree”) to settle the NBH Litigation. Prior to reaching that settlement, AVX had recorded accruals related to the NBH Litigation in 1985 ($943,000), 1986 ($1,650,000), 1987 ($566,000), and 1988 ($840,000) for the minimum estimated liability for natural resource damages and remediation of the Harbor at each period. Then in September 1989, while Kyocera Corporation (“Kyocera”) and AVX were in merger discussions, AVX accrued an additional $20 million related to the matter. Kyocera completed its acquisition of AVX on January 18, 1990.

Pursuant to the AVX Consent Decree, AVX agreed to pay $66,000,000 to settle its alleged liability for response costs and natural resource damages to the Harbor. Including interest, AVX paid approximately $72,000,000 after the AVX Consent Decree was approved by the United States District Court in Massachusetts in 1992. In the AVX Consent Decree, the Governments covenanted not to sue AVX for certain “covered matters” relating to the Harbor subject to certain reservations. One of these reservations is a “cost reopener” that potentially permits the Governments to seek additional recovery from AVX to the extent certain EPA response costs exceed $130,500,000, excluding any increase in costs resulting from any amendments to EPA’s remediation plans. The AVX Consent Decree also includes so-called “standard” CERCLA reopeners which provide, with certain limitations, that EPA can potentially seek additional recovery from AVX based on conditions at the Harbor discovered after the development of its remediation plans.

Of the five other defendants in the NBH Litigation, one was dismissed from the cases. Each of the other four themselves entered into consent decrees with the United States and the Commonwealth around the same time that the AVX Consent Decree was finalized. Each of these consent decrees contains the standard reopeners but not a cost reopener, and provides those defendants with protection from contribution claims for matters covered by the settlements. The two companies that operated the Aerovox Plant after 1973 are now either dissolved or bankrupt.

In January 1992, EPA’s proposed remediation plans for the Harbor anticipated costs of $47,700,000. An addendum to the plans issued in May 1992 increased the anticipated costs by an additional $9,700,000, to $57,400,000. Thereafter, EPA undertook several further modifications of its remediation plans with respect to the Harbor, in each case resulting in increases in the estimated remediation costs. Throughout this period, AVX commented on various proposed changes to the remediation plans, primarily related to changes in the remediation that AVX believed it was not responsible for under the AVX Consent Decree. Prior to 2007, AVX received no communication from EPA indicating an intention on its part to seek to invoke the reopener provisions of the AVX Consent Decree.

EPA Communications and Discussions between 2007 and 2012

In July 2007, AVX received oral notification from EPA, and in December 2007, written notification from the U.S. Department of Justice (“DOJ”), indicating that the United States intended to seek to invoke the cost reopener under the AVX Consent Decree. The Commonwealth indicated that it intended to take similar action. As of December 6, 2007, EPA claimed that it had incurred approximately $318,500,000 in response costs and that remediation was ongoing.

Following notice of these threatened claims, AVX has been engaged in discussions with EPA and the Commonwealth concerning AVX’s potential remaining liabilities at the Harbor, although for substantial periods discussions were not active. On March 15, 2011, EPA again made fundamental changes to its remediation plan for the Harbor, including an estimate of future costs ranging from $362,000,000 to $393,000,000, net present value, based on certain assumptions. AVX had earlier commented on a draft of the proposed changes in June 2010, requesting that EPA undertake a fundamental re-evaluation of its approach to the remediation process for the Harbor. During the period prior to April 2012, the Governments outlined potential settlement options for AVX’s consideration, but AVX refused to enter into any further discussions that failed to take into account AVX’s numerous legal defenses that arise from the manner in which EPA has conducted remedial activities and other legal rights and defenses available to AVX to eliminate or significantly reduce any liability to the Governments if they tried to reopen the earlier settlement under the AVX Consent Decree.

On April 18, 2012, without prior notice to AVX (or prior indication that it was considering such action), EPA issued a unilateral administrative order pursuant to CERCLA Section 106 (the “UAO”) directing AVX to take over the ongoing remedial work for the balance of the presently-planned cleanup of the Harbor covered by the AVX Consent Decree, and estimating that the net present value of future costs required to complete the cleanup as required under the UAO may be as much as $401 million. As of April 18, 2012, EPA stated that it had already spent $430 million in potentially recoverable costs from April 6, 1990 through December 31, 2011. AVX has not determined what portions of those past costs may be potentially recoverable under the express terms and exclusions of the AVX Consent Decree. In issuing the UAO, EPA cited not only the cost reopener in the AVX Consent Decree, but also the standard reopener referenced above. Under CERCLA, failure to comply with a UAO without sufficient cause can potentially result in significant penalties and punitive damages.

The UAO included a delayed effective date of sixty days to provide AVX with an opportunity to continue discussions with the Governments concerning the extent to which AVX would pay for and/or perform the required cleanup. On the same day the UAO was issued, by letter to AVX’s outside counsel, the Governments’ indicated their willingness to participate in mediation.

The AVX Board of Directors met at a regularly scheduled board meeting on May 7, 2012 and discussed the matter. The Board decided that AVX would enter into mediation talks in an effort to reach a financial settlement, and AVX so advised the Governments on May 10, 2012. As a result, EPA extended the deadline for the effective date of the UAO to 90 days from the issuance of the UAO, or July 17, 2012. The deadline has since been extended, first until July 27, 2012 and then until October 1, 2012.

Decision to Record the ¥7,900 Million ($100 Million) Estimate at March 31, 2012

The relevant accounting literature in this area involves the accounting for loss contingencies (ASC 450/FAS 5) and accounting for environmental costs (ASC 410). Kyocera believes that the issuance of the UAO on April 18, 2012 was the key factor in developing a range estimate and recording an amount for the contingent liability. ASC 410-30-25-9 provides a listing and discussion of stages (or benchmarks) at which to evaluate a remediation liability. Though Kyocera believes that AVX has meritorious legal defenses related to the Harbor, Kyocera took into account that ASC 410-30-25-14 notes specifically that upon receipt of a UAO (the second benchmark listed in ASC 410-30-25-15), the cost of performing the requisite work generally is estimable within a range, and that recognition of an environmental liability for costs of removal generally should not be delayed beyond this point. Further, on May 7, 2012, and in light of the issuance of the UAO, as indicated above, the AVX Board decided that AVX would enter into mediation in order to reach a potential financial settlement.

Development of an Estimate of Loss Contingency

As previously mentioned, receipt of the UAO was the event that prompted Kyocera to record an accrual for this matter, as there were no events prior to the UAO suggesting that loss or settlement loss was both probable and estimable.

The following outlines a number of reasons why AVX believed that it should not be held accountable for the costs related to the remediation effort. These reasons were raised when AVX and its legal and technical consultants met with the Governments during the period prior to April 2012. These same arguments would be presented in mediation or in any lawsuit with regard to the Harbor and were used by Kyocera to develop its estimate of the loss contingency. These legal defenses include the following:

•

EPA does not have grounds to reopen the AVX Consent Decree because it has failed to establish that the $130.5 million cost reopener threshold, using net present value adjustments and excluding costs that cannot be applied against the reopener, has been exceeded.

•

EPA cannot recover the majority of its response costs because in its cleanup efforts, the agency acted in an arbitrary and capricious manner and otherwise not in accordance with law or the requirements enumerated by the National Contingency Plan (“NCP”), which establishes the procedures that EPA must follow in responding to releases and threatened releases of hazardous substances.

•

Because the changes to the remediation plans by EPA over the past eleven years should have resulted in a formal amendment to the plans no later than the year 2001, any incremental costs resulting from an amendment could not be recovered from AVX under the terms of the AVX Consent Decree.

•

EPA has continued to incur costs at the same time it knew the remediation plans were on the wrong track and required re-evaluation. The plans most recently amended in March 2011 are themselves currently under re-evaluation against a backdrop of escalating costs, inadequate funding and local concerns over the nature of the selected remedy.

•

EPA has failed to provide AVX with sufficient information to determine whether, over the past twenty years, the agency had appropriately spent the monies remitted by AVX and other settling parties, as well as governmental funding directed to remediation activities. AVX had requested information (including, after April 18, 2012, by formal request under the Freedom of Information Act) related to the detailed nature of expenses incurred by EPA for the cleanup of the Harbor. Very little of this information was ever received. Upon receipt and review of such documentation, AVX believes that past costs spent by EPA may be subject to additional challenges under the NCP and that such costs should not be reimbursed by AVX or any other potentially responsible parties (“PRPs”).

•

As a further indication that EPA has not properly spent the monies available, in 1998, EPA estimated that it would take only six years to complete the work, and that the monies provided by the settling parties in the NBH Litigation would be more than sufficient to perform the cleanup.

•

AVX should not be solely responsible for the remediation costs and remaining cleanup work, as there are other settling responsible parties, as well as numerous additional parties responsible for the pollutants in the Harbor from sources other than the Aerovox Plant. As noted earlier, there were four other PRPs included in the settlements of the NBH Litigation with one party still in existence in 2012. In addition, AVX would argue that other entities, such as the Army Corps of Engineers (based on its historical dredging and construction activities) and the City of New Bedford (based on its historical dredging activities and discharge of wastewater to the Harbor), are also PRPs.

After issuance of the UAO, AVX developed several additional defenses, including the following:

•

AVX’s investigations can find no legitimate grounds for EPA to assert that new information or unknown conditions exist sufficient to justify reopening the AVX Consent Decree under the standard reopener. AVX would therefore argue that there is no basis for reopening the prior settlement on these grounds.

•	AVX has sufficient cause and numerous good faith grounds to decline to comply with the UAO and defeat any attempt by the Governments to collect penalties or multiple damages for non-compliance.

The total past costs reported by EPA in the UAO are $456 million through December 31, 2011, and the UAO indicates that future costs would approximate $401 million. As indicated above, the cost reopener threshold in the AVX Consent Decree is $130.5 million. This yielded Kyocera’s high end of a range of potential liability of approximately ¥59,860 million ($730 million) for disclosure purposes at March 31, 2012.

For accrual purposes at March 31, 2012, Kyocera began its development of the low end of the range using the Governments’ earlier potential settlement options as the starting point and adjusting for the potential effect of the arguments previously mentioned that AVX would rely upon in mediation or litigation. The adjustments to arrive at a reasonable estimate of the low end of a range of loss contingency took into account more appropriate dollar amounts for future and past costs, what EPA’s continuing responsibility for Harbor remediation should be, indirect costs, a cash-out premium, the estimated effect of an amendment to the remediation plans that AVX believed should have been issued in 2001, the responsibility borne by other parties for Harbor contamination, including the four other PRPs who entered into settlements in the NBH Litigation, as well as the Army Corps of Engineers and the City of New Bedford, and a discount to take into account EPA’s desire to obtain additional funding to accelerate the cleanup.

Based on the foregoing, Kyocera determined that a reasonable estimate of the low end of a range of loss contingency in this matter at the time of the filing of the March 31, 2012 Form 20-F was ¥7,900 million ($100 million). Given the multitude of variables that need to be estimated, including the factors listed above that would need to be taken into consideration in any legal proceeding or mediation, Kyocera did not believe that any number within the range was better than any other estimate and therefore, in accordance with ASC 450-20-30-1, the minimum loss in the range was accrued and included in the results for the fiscal year ended March 31, 2012.

Activity Subsequent to the Filing of the March 31, 2012 Form 20-F including the Decision to Record the ¥21,300 Million ($266 Million) Estimate at June 30, 2012

Subsequent to the foregoing, an initial date for mediation discussions with all parties present was scheduled for July 12, 2012. The mediation discussions are subject to confidentiality provisions binding on all parties. Mediation sessions involving AVX, its legal advisors, and Government representatives are ongoing, with the latest being July 27, 2012.

Based upon all of the foregoing, Kyocera determined that, as of the date of the filing of the Form 6-K, the estimated range of loss could be narrowed and its current estimate, subject to further mediation discussions, of the potential liability for the loss contingency was ¥28,934 million ($366 million). Accordingly, an additional ¥21,300 million ($266 million) was accrued by Kyocera and included in the results for the quarter ended June 30, 2012.

*                *                 *                *                 *

With respect to the comments of the Staff and the responses thereto of Kyocera set forth above, Kyocera acknowledges that:

•	Kyocera is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Kyocera may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned, Shoichi Aoki, if you have any questions.

Sincerely,

/s/ Shoichi Aoki

Shoichi Aoki

Director, Managing Executive Officer and

General Manager of Corporate Financial & Business Systems Administration Group

(Principal Financial Officer)

Kyocera Corporation

Tel: +81-75-604-3500

Fax: +81-75-604-3557

CC:

Ms. Tara Harkins

Mr. Jay Webb

Division of Corporation Finance

Securities and Exchange Commission

Izumi Akai, Esq.

Kenji Taneda, Esq.

Sullivan & Cromwell LLP

Tel: +81-3-3213-6145

Fax: +81-3-3213-6470

Mr. Toru Tamura

Partner, Kyoto Audit Corporation

Tel: +81-75-241-1901

Mr. Wayne Carnall

Partner, PricewaterhouseCoopers L.L.P.

Tel: +1-973-236-4233